EXHIBIT 99.1

Just Energy Reports Fourth Quarter and Full Fiscal Year 2019 Results

Annual base EBITDA from continuing operations growth of 13%, driven by robust gross margin improvement
Embedded gross margin remains stable and at historical highs
Provides fiscal year 2020 Base EBITDA and Free Cash Flow guidance

TORONTO, May 15, 2019 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (TSX:JE; NYSE:JE), a leading consumer company focused on essential needs including electricity and natural gas commodities, health and well-being products, and utility conservation, today announced results for its fourth quarter and full fiscal year 2019.

Key Developments:

  Base EBITDA from continuing operations, which reflects the Company’s decision to dispose of its businesses in Germany, Ireland and Japan, decreased 3% to $68.8 million in the fourth fiscal quarter as compared to the year-ago period. The decline was substantially due to the gain of $20.6 million on the Company’s ecobee investment in fourth quarter of fiscal 2018, partially offset by increase in gross margin.

  Gross margin from continuing operations increased 17% to $198.2 million in the fourth fiscal quarter year-over-year, primarily driven by the pricing power improvements in North America, additional sales on newly acquired value-added products and services, and growth in the U.K. operations.

  Embedded gross margin as of March 31, 2019 was $2.3 billion an increase of 20% year-over-year, due to the improved pricing power in North America. The embedded gross margin includes $40.8 million from Filter Group, which was acquired by Just Energy on October 1, 2018.

  Base funds from continuing operations of $23.9 million for the fourth fiscal quarter decreased from $27.1 million a year ago. The payout ratio on base funds from continuing operations was 92% for the quarter, compared to 79% reported in fiscal year 2018.

  Administrative expenses from continuing operations increased 3% to $48.4 million in the fourth fiscal quarter from $47.2 million in the prior comparable quarter mainly due to the expenses associated with the addition of Filter Group business.

  Selling and marketing expenses from continuing operations increased 15% year-over-year to $69.4 million in the fourth fiscal quarter as a result of the increased commission costs to acquire new customers, offset by capitalization of certain upfront incremental customer acquisition costs.

  Finance costs of $28.8 million increased by 59% in the fourth fiscal quarter compared to the prior comparable quarter as a result of higher collateral and working capital management related costs, supplier credit term extensions, interest expense from higher debts and higher interest rates, as well as an increase in non-cash accretion costs.

  Total customer count from continuing operations was 1,609,000 as at March 31, 2019 which declined 3% from the prior year.  Value-added product customer count increased from 24,000 in fiscal year 2018 to 70,000 for the current fiscal year. Total RCE base of 4.1 million declined 2% compared to the prior year.

  The Company provided its fiscal year 2020 base EBITDA from continuing operations guidance range of $220 million to $240 million, representing a 13% year-over-year growth at the midpoint of guidance. In addition, the Company is providing fiscal 2020 free cash flow (“FCF”) guidance of between $90 million to $100 million.

  Brett Perlman resigned from the Board as of May 16, 2019 to pursue other opportunities.  “Over his 6 years as a Director, Just Energy has benefited from Mr. Perlman’s extensive industry experience, particularly in the Texas market,” Executive Chair Rebecca MacDonald said, “and on behalf of the Board we would like to thank him for his contributions and wish him success in his future endeavors.”

Fourth quarter financial highlights from continuing operations
For the quarter ended March 31
(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2019	(decrease)	Fiscal 2018
Sales	$1,024,200	1%	$1,012,855
Gross margin	198,172	17%	169,132
Administrative expenses	48,418	3%	47,183
Selling and marketing expenses	69,405	15%	60,563
Restructuring costs	10,096		-
Finance costs	28,847	59%	18,195
Profit (loss) from continuing operations	(71,413)	NMF [3]	267,679
Loss from discontinued operations	(15,608)	NMF [3]	(1,906)
Profit (loss)[1]	(87,021)	NMF [3]	265,773
Profit (loss) per share from continuing operations available to shareholders – basic	(0.49)		1.81
Profit (loss) per share from continuing operations available to shareholders – diluted	(0.49)		1.41
Dividends/distributions	22,004	2%	21,555
Base EBITDA from continuing operations[2]	68,774	(3)%	70,680
Base Funds from continuing operations[2]	23,945	(12)%	27,145
Payout ratio on Base Funds from continuing operations[2]	92%		79%
Total gross customer (RCE) additions	245,000	(21%)	312,000
Total net customer (RCE) additions	(44,000)	NMF [3]	49,000

Financial highlights from continuing operations
For the years ended March 31
(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2019	(decrease)	Fiscal 2018
Sales	$3,812,470	5%	$3,623,558
Gross margin	712,215	11%	640,511
Administrative expenses	206,820	10%	187,250
Selling and marketing expenses	232,030	-	232,228
Restructuring costs	16,078	-	-
Finance costs	88,072	57%	55,972
Profit (loss) from continuing operations	(100,491)	NMF [3]	524,519
Loss from discontinued operations	(22,379)	NMF [3]	(5,945)
Profit (loss)[1]	(122,870)	NMF [3]	518,574
Profit (loss) per share from continuing operations available to shareholders – basic	(0.73)		3.45
Profit (loss) per share from continuing operations available to shareholders – diluted	(0.73)		2.65
Dividends/distributions	88,030	2%	86,307
Base EBITDA from continuing operations[2]	203,998	13%	180,150
Base Funds from continuing operations[2]	106,826	10%	96,915
Payout ratio on Base Funds from continuing operations[2]	82%		89%
Embedded gross margin[2]	2,271,200	20%	1,900,500
Total customers (RCEs)	4,089,000	(2)%	4,163,000
Total gross customer (RCE) additions	1,102,000	(6)%	1,171,000
Total net customer (RCE) additions	(74,000)	(54)%	(48,000)

1 Profit (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2 See “Non-IFRS financial measures” in the Fiscal 2019 Annual Report’s Management’s Discussion and Analysis. In particular, restructuring costs are excluded from base EBITDA.
3 Not a meaningful figure

“Fiscal 2019 was an important year for Just Energy as we took action to strengthen our organization and set the forward path, while also generating double-digit earnings growth,” said Just Energy’s Chief Executive Officer, Pat McCullough. “We were able to deliver a strong year while overcoming some early headwinds and incurring some necessary costs to realign our business. Our core business performed well, and the early success of our transformation strategy is evident in our improved customer profitability. We continue to invest in our future while also working to contain our cost structure and overhead.”

Mr. McCullough continued, “Looking ahead, our healthy core business, combined with the expanded offering of value-added products and services, is setting the stage for continued earnings and cash generation and will provide predictability in our performance. Through ongoing focus and execution, we are well-positioned to deliver another year of double-digit earnings growth in fiscal 2020 while continuing to pursue our strategic transformation to be a consumer-focused company.”

Embedded Gross Margin

Management's estimate of the future embedded gross margin is as follows:

(millions of dollars)
			2019 vs.
	Fiscal	Fiscal	2018
	2019	2018	variance
Commodity embedded gross margin	$2,230.4	$1,900.5	17%
VAPS embedded gross margin	40.8	-	-
Total embedded gross margin	2,271.2	1,900.5	20%

Embedded gross margin of $2.3 billion increased 20% year-over-year and remains stable and at record high levels primarily due to the improved pricing power in North America. The embedded gross margin includes $40.8 million from Filter Group, which was acquired by Just Energy on October 1, 2018, on a five-year undiscounted basis. On a ten-year undiscounted basis, the embedded gross margin for Filter Group is $73.1 million.

Customer Summary
	As at	As at
	March 31,	March 31,	% increase
	2019	2018	(decrease)

Commodity	1,399,000	1,556,000	(10)%
VAPS	70,000	24,000	192%
Commodity and VAPS bundle	140,000	78,000	79%
Total customer count	1,609,000	1,658,000	(3)%
  Total customer count of 1,609,000 declined 3% from the prior fiscal year. The decline in commodity customers is a result of the Company’s focus on renewing and signing higher quality and long-lasting customers. The customer count captures customers with a distinct service address that may have multiple products and services. The total customer base includes 27,000 distinct customers from Filter Group’s water filter subscriptions and 74,000 smart thermostat customers. The significant growth in VAPS customers shows a positive reception of the Company’s strategic shift from a retail energy provider to a consumer company focused on differentiated value-added products.

Fourth quarter gross margin per RCE
	Q4 Fiscal	Number of	Q4 Fiscal	Number of
	2019	customers	2018	customers

Consumer customers added and renewed	$386	215,000	$216	242,000
Consumer customers lost	313	168,000	200	117,000
Commercial customers added and renewed[1]	71	165,000	87	220,000
Commercial customers lost	89	70,000	81	128,000

1 Annual gross margin per RCE excludes margins from Interactive Energy Group and large Commercial and Industrial customers.

  The average gross margin per RCE for the customers added and renewed by the Consumer segment was $386/RCE in the fourth fiscal quarter, compared with $216/RCE in the prior comparable quarter. The increase was a result of the Company's margin optimization efforts with a focus on quality customer additions.

  For the Commercial segment, the average gross margin per RCE for the customers signed during the quarter was $71/RCE, compared to $87/RCE in the prior comparable quarter.
Customer Aggregation by segment (RCEs)

	Apr. 1,			Failed to	Mar. 31,	% increase
	2018	Additions	Attrition	renew	2019	(decrease)
Consumer segment
Gas	640,000	139,000	(111,000)	(98,000)	570,000	(11)%
Electricity	1,196,000	360,000	(313,000)	(129,000)	1,114,000	(7)%
Total Consumer RCEs	1,836,000	499,000	(424,000)	(227,000)	1,684,000	(8)%
Commercial segment
Gas	384,000	140,000	(37,000)	(27,000)	460,000	20%
Electricity	1,943,000	463,000	(154,000)	(307,000)	1,945,000	-
Total Commercial RCEs	2,327,000	603,000	(191,000)	(334,000)	2,405,000	3%
Total RCEs	4,163,000	1,102,000	(615,000)	(561,000)	4,089,000	(2)%
  Total RCE base of 4.1 million declined 2% compared to the prior year.

  Gross RCE additions were 1,102,000, compared to 1,171,000 RCEs in the year ago period, reflecting the transition from a purely RCE-driven focus to a greater focus on attracting and retaining quality customers to drive greater profitability over the long term.

  Net additions were negative 74,000 in fiscal year 2019 compared with a negative 48,000 net RCE additions in the fiscal year 2018.

  Consumer segment gross RCE additions of 499,000 declined 14% in fiscal year 2019 from 578,000 gross RCE additions recorded in the fiscal year 2018. The variance was primarily driven by significant customer acquisitions in the U.K. from switching sites in the prior year.

  Commercial segment RCE additions of 603,000 increased 2% in fiscal year 2019 from the prior fiscal year. The increase was primarily due to continued selling efforts in the Midwest and Eastern U.S., offset by lower adds from large commercial and industrial customers and Interactive Energy Group RCEs.

  The Company continues to expand and diversify its sales channels. For the year ended March 31, 2019, 44% of the total RCE additions were generated through commercial brokers, 35% from online and other sales channels, 12% from retail channels and 9% from door-to-door sales. In the prior comparable year end, 47% of RCE additions were generated from retail, online and other sales channels, 39% from commercial brokers, and 14% using door-to-door sales.

  The combined attrition rate was 13% for fiscal year 2019, an increase from 12% reported in the prior year. The Consumer segment attrition rate improved one percentage point to 19% year-over-year while the Commercial segment attrition rate increased two percentage points compared to the prior fiscal year.

  The improved Consumer segment attrition rate is a result of Just Energy’s focus on margin optimization while providing a variety of energy management solutions and rewards to drive customer loyalty. The increase in the Commercial attrition rate reflected a very competitive market for Commercial renewals with competitors pricing aggressively, and Just Energy’s focus on improving retained customers’ profitability rather than pursuing low margin growth.

  The renewal rate was 59% for fiscal year 2019, an increase of four percentage points from the prior year. The Consumer renewal rate remained at 70%, and the Commercial renewal rate increased six percentage points to 51%.

Balance Sheet & Liquidity

  Cash and short-term investments of $9.9 million decreased from $48.9 million as at March 31, 2018. The decrease in cash is primarily attributable to the Company’s investment in upfront customer acquisition costs and risk management activities throughout the fiscal year.

  The Company has $56.9 million of the credit facility remaining as at March 31, 2019.

  Long-term debt of $687.9 million increased from $422.1 million as at March 31, 2018. This increase is the result of reclassification of the credit facility from current to long term due to the extension of the credit facility together with adding the new 8.75% loan, the Filter Group financing, partially offset by the redemption of the 6.5% convertible bonds.

  As at March 31, 2019, Just Energy’s book value of net debt to the fiscal year’s base EBITDA was 3.6x, higher than the 2.8x reported as at March 31, 2018.

  Base funds from continuing operations of $106.8 million increased 10% in the fiscal year 2019 compared with $96.9 million in the prior year. The improvement was largely attributable to the significant improvement in EBITDA and lowered maintenance capital expenditures spending offset by higher expenses incurred during the fiscal year.

  The payout ratio on base funds from continuing operations was 82% for fiscal year 2019, an improvement from 89% reported in fiscal year 2018.

  Dividends and distributions for the fiscal year ended March 31, 2019 were $88.0 million, an increase of 2% from fiscal year 2018.

Outlook
Just Energy is executing a strategic shift from a retail energy provider to a consumer company focused on differentiated value-added products, unparalleled customer satisfaction and profitable customer growth. While Just Energy continues to nurture its core commodity business, the Company is committed to harnessing the accretive potential of its large customer base by offering value-added products and services with strong consumer appeal. Early customer response has been enthusiastic and is reflected in a rise in the Company’s Net Promoter Score, a standard metric for evaluating customer satisfaction levels. Stable attrition rates provide further evidence of heightened customer satisfaction as the Company continues to increase gross margin on its residential book.

Rapidly growing, high-engagement sales channels have opened the door to sophisticated customers that are motivated more by value than price, allowing for further expansion of gross margin and near-term growth. Priorities of these customers include resource conservation and health and well-being. This presents a pivotal, long-term growth opportunity for Just Energy as a best-in-class product and service provider and opens the door to regulated markets.

Just Energy will continue to leverage its close supplier relationships and aggressively contain costs, building upon efficiencies of fiscal year 2019 and further enhancing embedded gross margin. A comprehensive review of capital expenditures is underway, and new projects may be initiated only by meeting strict requirements for return on invested capital. The Company will continue to use its offshore business process office for transaction-based work and to consolidate back office functions where appropriate. Streamlined operations and a simplified reporting structure are expected to further reduce cost. Refinement of the Company’s geographic footprint will allow for sharper focus on profitability in the core North American and U.K. operations, markets in which meaningful growth is expected.

As a result, management has provided its guidance for fiscal year 2020 base EBITDA from continuing operations in the range of $220 million to $240 million. In addition, management is providing fiscal 2020 free cash flow guidance of between $90 million to $100 million, defined as cash flow from operating activities minus cash flow from investing activities.

Earnings Call

The Company will host a conference call and live webcast to review the fourth quarter and fiscal year results beginning at 10:00 a.m. Eastern Time on May 16th, 2019 followed by a question and answer period. Chief Executive Officer, Patrick McCullough, and Chief Financial Officer, Jim Brown will participate on the call.

Just Energy Conference Call and Webcast

  Thursday, May 16th, 2019
  10:00 a.m. Eastern Time

Those who wish to participate in the conference call may do so by dialing 1-877-501-3160 (from inside the U.S.) or 1-786-815-8442 (from outside the U.S.) and using the Conference ID 6117669. The call will also be webcast live over the internet at the following link:

https://edge.media-server.com/m6/p/ijrpue9jA webcasted replay for the call will also be archived on the JE investor relations website a few hours after the event.

About Just Energy Group Inc.

Just Energy is a leading consumer company focused on essential needs, including electricity and natural gas commodities; health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States, Canada, the United Kingdom, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Green Star Energy, Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy, and TerraPass. Visit https://investors.justenergy.com/ to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS
Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include but are not limited to levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

NON-IFRS MEASURES

The financial measures such as “EBITDA”, “Base EBITDA”, “FFO”, “Base FFO”, “Base FFO Payout Ratio”, “FCF” and “Embedded Gross Margin” do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other companies. This financial measure should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS, but the Company believes that these measures are useful in providing relative operational profitability of the Company’s business. Please refer to “Key Terms” in the Just Energy Fiscal 2019 Annual Report’s management’s discussion and analysis for the Company’s definition of “EBITDA” and other non-IFRS measures.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Just Energy
713-544-8191
jbrown@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR Group
617-982-0475
michael.cummings@alpha-ir.com